Thomas G. Voekler Direct Dial: 804.525.1793 Direct Fax: 804.525.1794 tvoekler@kv-legal.com

March 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc.
Withdrawal of Registration Withdrawal Request Previously Made on Form RW;
Application for Withdrawal Pursuant to Rule 477 of Registration Statement on
Form S-11 (SEC File No. 333-182174) for Follow-On Offering

Ladies and Gentlemen:

I.	Withdrawal of Registration Withdrawal Request Previously Made on Form RW

As counsel to TNP Strategic Retail Trust, Inc. (the “Company”), we have determined that the registration withdrawal request filed on behalf of the Company on March 1, 2013 on Form RW (accession number 0001193125-13-087710) (the “Original Form RW”) was made in error. The Original Form RW was inadvertently filed under the Securities and Exchange Commission (the “Commission”) file number for the Company’s initial public offering, rather than the Commission file number associated with the Company’s follow-on offering to which the Original Form RW was intended to apply. Therefore, it is in the best interests of the Company and the public that the Original Form RW filing be withdrawn. Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request on behalf of the Company that the Original Form RW registration withdrawal request be withdrawn effective immediately. It is our understanding that this application for withdrawal of the Original Form RW will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

II.	Application for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-11 (SEC File No. 333-182174) for Follow-On Offering

We further request on behalf of the Company, pursuant to Rule 477 of the Securities Act, that the Registration Statement on Form S-11, together with all exhibits and amendments thereto (File No. 333-182174), as initially filed with the Commission on June 15, 2012 (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement was filed in connection with a proposed follow-on public offering of $900,000,000 of the Registrant’s common stock, $0.01 par value per share (the “Common Stock”). The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement. Accordingly, the Registrant’s management believes that withdrawal of the Registration Statement is appropriate. The Registration Statement has not been declared effective, and the Registrant confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Registrant also requests that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use in accordance with Rule 457(p) promulgated under the Act.

Please fax a copy of the order to my attention at 804-525-1794. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding the foregoing, please contact me directly at 804-525-1793.

Sincerely,

/s/ Thomas G. Voekler, Esq.
Thomas G. Voekler, Esq.
Kaplan Voekler Cunningham & Frank, PLC